EXHIBIT 99.1

Optimi Health Expands Clinical Program with Phase 3 Trial Evaluating MDMA-Assisted Therapy for Post-Traumatic Stress Disorder

Health Canada-authorized trial to evaluate efficacy and safety of two sessions of MDMA-assisted therapy in up to 100 veterans and frontline workers

VANCOUVER, British Columbia, Sept. 16, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN) ("Optimi" or the "Company"), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, announces plans to initiate a Health Canada-authorized Phase 3 clinical trial evaluating MDMA (3,4-methylenedioxymethamphetamine)-assisted therapy for individuals with post-traumatic stress disorder ("PTSD"). The trial is expected to begin in 2027.

The Phase 3 clinical trial is intended to enroll up to 100 participants across multiple sites in Canada, with enrollment focused on veterans and current or former frontline workers, including military, police, paramedics, firefighters and healthcare workers. Participants will receive the Company's synthetic MDMA HCl, supplied in two dosage formats, during two supervised sessions combining MDMA and psychotherapy, spaced several weeks apart, with follow-up evaluations after the final session. The primary efficacy endpoint will be change in the Clinician-Administered PTSD Scale (CAPS-5), the standard clinician-rated instrument for assessing PTSD severity.

"On the heels of announcing our Phase 2 trial of natural psilocybin for the treatment of major depressive disorder, we are preparing to advance our synthetic MDMA into an approved Phase 3 trial in PTSD, with the goal of submitting both products for registration," said Dane Stevens, Optimi's Chief Executive Officer and Co-Founder. "PTSD and major depressive disorder are large, underserved markets. Millions of patients around the globe continue to struggle despite existing treatments, and veterans and frontline workers carry a disproportionate share of that burden. Psychedelic-assisted therapies have shown promise in helping patients find relief."

Post-traumatic stress disorder is a mental health condition that can develop after experiencing or witnessing a terrifying, life-threatening, or deeply traumatic event. People with PTSD typically experience severe, persistent distress that significantly disrupts daily functioning. Worldwide, an estimated 70% of people will experience a traumatic event during their lifetime, with an estimated 3.9% of the global population developing the disorder. Many people with PTSD see limited benefit from first-line treatments such as trauma-focused psychotherapy and antidepressants, leaving a pressing need for new therapeutics.

The safety and efficacy of MDMA-assisted therapy to treat PTSD are still under investigation, and none of Optimi's MDMA drug products have received market authorization from Health Canada. Clinics in Australia have been prescribing MDMA manufactured by Optimi since October 2024.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:
Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:
CORE IR
ir@optimi.net

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the proposed clinical trial, the availability and enrolment of patients in the trial, the utilization of the data derived from the trial, and the ability to conduct evaluations as part of the trial, the potential benefits of MDMA, the Company’s ability to manufacture and ship products from its Canadian facility, and the Company’s positioning in the regulated psychedelic medicine market. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.ca and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.